Orrick, Herrington & Sutcliffe LLP
The Orrick Building
405 Howard Street
San Francisco, CA 94105-2669
+1 415 773 5700
orrick.com
Brett Cooper
bcooper@orrick.com
+1 415 773 5918
+1 415 773 5759
January 8, 2019
VIA EDGAR
Division of Corporate Finance
Office of Electronics and Machinery
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Eric Atallah

Re: Sequans Communications S.A.
Form 20-F for the Fiscal Year Ended December 31, 2017
Filed April 12, 2018
File No. 001-35135
Dear Mr. Atallah:
On behalf of Sequans Communications S.A. (the “Company”), we are responding to your comment letter dated December 21, 2018. For ease of reference, we have repeated your comment below followed by the Company’s response.
Form 20-F for the Fiscal Year Ended December 31, 2017
Report of Independent Registered Public Accounting Firm, page F-2

1.
Comment: We note that your auditor’s opinion refers to International Financial Reporting Standards (“IFRS”) as endorsed by the European Union (“EU”) while Note 2 to the financial statements state that your financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Please amend the filing to include an auditor’s report that opines on your financial statements prepared in accordance with IFRS as issued by the IASB. Please note that your auditor may opine on compliance with both

U.S. Securities & Exchange Commission
January 8, 2019

IFRS as issued by the IASB and IFRS as endorsed in the EU, if there is no difference. Refer to Item 17(c) of Form 20-F.

Response: In response to the staff’s comment, the Company has filed an amendment to its Form 20-F to include an updated auditor’s report.

If you have any questions about this filing or the Company’s responses, please contact me at (415) 773-5918 or bcooper@orrick.com or Deborah Choate at 33-1-70-72-16-04.
Very truly yours,

Brett Cooper

cc:	Lynn Dicker – Senior Accountant – Securities & Exchange Commission
Deborah Choate – Chief Financial Officer – Sequans Communications S.A.